FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
31ST FLOOR
10103-3198
.COM



JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

November 15, 2007

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,



Johannes K. Gäbel
U.S. Authorized Representative

Enclosure



45860311.1

Open For New Horizons.


Vienna
International
Airport

Flughafen Wien Group:
First three quarters bring 13.0% increase in EBITDA to € 152.1 million.

- Revenue: + 8.9% to € 377.9 million
- EBITDA: +13.0% to € 152.1 million
- EBIT: +15.8% to € 101.6 million
- Net profit for the period: +15.9% to € 76.4 million
- Number of passengers: +9.4% to approx. 14 million

The Flughafen Wien Group recorded a year-on-year increase of 8.9% in revenue to € 377.9 million for the first three quarters of 2007. EBITDA rose by 13.0% to € 152.1 million, leading to an improvement of 1.2 percentage points in the EBITDA margin to 39.1%. EBIT increased 15.8% to € 101.6 million and net profit attributable to shareholders of the parent company grew 13.0% to € 74.5 million.

Revenue growth in all segments
The strong growth in traffic led to an increase of 9.3% in external revenue recorded by the **Airport Segment** to € 172.4 million, despite a 1.38% reduction in the landing tariff at the beginning of this year. Revenue in the **Handling Segment** rose by 2.7% to € 108.9 million, supported by a rise in handling services (+4.8%) and cargo (+1.5%). These positive factors were contrasted by a 15.0% decline in individual services, which resulted from the mild winter and lower demand for de-icing. The positive development of revenue in the **Non-Aviation Segment** continued throughout the first three quarters of 2007 with an increase of 16.2% to € 96.5 million, which was related to higher income from security controls, rentals, shops and gastronomy, and parking.

Increase in passengers exceeds European average
Vienna International Airport handled a total of 14,043,370 passengers during the nine months from January to September 2007, which represents an increase of 9.4% over the comparable prior year period. This development again outpaced the branch in Europe, which grew by 5.5% according to Airport Council International.
Traffic to the Middle East rose by a strong 16.9%, while Vienna's excellent market position in East European air travel was strengthened by an increase of 22.1% in passenger volume. The low-cost carriers again recorded above-average growth – with a plus of 47.1% in the number of passengers handled during the reporting period, their share of the total passenger volume at Vienna International Airport now equals 17.4%.

Outlook
The strong development that was registered in all traffic segments during the first nine months of 2007 was also matched by high rates of growth in October. From the current point of view, this trend will also continue throughout 2008.

Open For New Horizons.


Vienna
International
Airport

Flughafen Wien AG will therefore revise its traffic estimates for 2008 and the following years, and announce adjusted forecasts in January 2008.
The strong growth in traffic above previously forecasted levels will require the implementation of expansion projects at an earlier date – above all in the terminals and security functions – as well as additional investments above the originally planned volume. The necessary steps will be evaluated and announced in the coming months.

Consolidated Interim Financial Statements – Selected Data

Consolidated Income Statement in T€	1-9/2007	1-9/2006	Change in %	7-9/2007	7-9/2006
Revenue	**377,851.6**	**346,975.8**	**8.9%**	**137,990.1**	**121,715.4**
Other operating income	11,604.5	8,632.6	34.4%	3,329.6	2,227.5
Operating income	**389,456.1**	**355,608.3**	**9.5%**	**141,319.6**	**123,943.0**
Consumables and services used	-24,887.0	-25,841.5	-3.7%	-8,789.3	-7,356.9
Personnel expenses	155,262.6	-145,906.6	6.4%	-52,140.5	-49,335.5
Other operating expenses	-57,177.1	-49,286.4	16.0%	-22,621.3	-16,603.5
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	**152,129.4**	**134,573.7**	**13.0%**	**57,768.6**	**50,647.1**
Depreciation and amortisation	-50,543.0	-46,840.9	7.9%	-17,055.5	-16,258.3
Earnings before interest and taxes (EBIT)	**101,586.4**	**87,732.9**	**15.8%**	**40,713.1**	**34,388.7**
Income from investments, excl. associates at equity	350.0	233.2	50.1%	0.0	15.9
Net financing costs	-5,912.1	-2,460.0	140.3%	-1,398.5	329.7
Other income from financing activities	52.6	0.0	n.a.	231.0	0.0
Financial results, excl. associates at equity	-5,509.5	-2,226.7	147.4%	-1,167.5	345.6
Income from associates at equity	3,482.6	1,675.3	107.9%	2,342.3	1,287.1
Financial results	**-2,026.8**	**-551.4**	**267.6%**	**1,174.8**	**1,632.7**
Profit before taxes (EBT)	**99,559.6**	**87,181.5**	**14.2%**	**41,887.9**	**36,021.4**
Income taxes	-23,113.4	-21,226.6	8.9%	-9,288.8	-8,677.5
Net profit for the period	**76,446.2**	**65,954.9**	**15.9%**	**32,599.0**	**27,343.9**
Thereof attributable to:					
Equity holders of the parent	**74,534.2**	**65,981.8**	**13.0%**	**32,179.8**	**27,348.9**
Minority interest	1,912.0	-26.9	n.a.	419.3	-5.0
Earnings per share (in €) basic/diluted	3.55	3.14	13.1%	1.53	1.30

For additional information contact: Group Communications Flughafen Wien AG
Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-22399
Birgit Fehsler (+43-1-) 7007-22254
Elisabeth Kern (+43-1-) 7007-23000

m.kochwalter@viennaairport.com
b.pongratz@viennaairport.com
b.fehsler@viennaairport.com
e.kern@viennaairport.com
Homepage: www.viennaairport.com

HOW TO RUN AN AIRPORT

EVERYTHING YOU NEED TO KNOW ABOUT THE THIRD QUARTER OF 2007!



3RD QUARTER 2007

VIE Vienna International Airport

Open For New Horizons.

FILE NO. 82-3907

Key Data on the Flughafen Wien Group

Financial Indicators (all amounts in € million, except employees)	1–9/2007	Change in %	1–9/2006
Total revenue	377.9	+8.9	347.0
EBITDA	152.1	+13.0	134.6
EBIT	101.6	+15.8	87.7
EBITDA margin in % [1]	39.1	n.a.	37.8
EBIT margin in % [2]	26.1	n.a.	24.7
Net profit after minority interests	74.5	+13.0	66.0
Cash flow from operating activities	124.3	+17.1	106.2
Equity	743.4	+3.7	716.8
Capital expenditure [3]	119.7	-4.7	125.6
Employees [4]	4,069	+6.7	3,814

Industry Indicators	1–9/2007	Change in %	1–9/2006
MTOW in tonnes [5]	5,451,135	+6.6	5,113,601
Passengers	14,043,370	+9.4	12,837,409
thereof transfer passengers	4,589,716	+6.1	4,325,194
Flight movements	189,243	+5.6	179,289
Cargo (air cargo and trucking) in tonnes	198,469	+1.5	195,498
Seat occupancy in % [6]	69.8	n.a.	69.0

Definitions:
1) EBITDA margin (earnings before interest, taxes, depreciation and amortisation)
= EBIT + depreciation and amortisation / Operating income
2) EBIT margin (earnings before interest and taxes) = EBIT / Operating income
3) Tangible and intangible assets
4) Weighted average number of employees including apprentices and part-time employees, but excluding employees on official non-paying leave (maternity, military, etc.) and excluding the Management Board and managing directors
5) MTOW: maximum take-off weight for aircraft
6) Seat occupancy: Number of passengers / Available number of seats

Financial calendar	
Traffic Results for 2007	17 January 2008
Annual Results for 2007	27 March 2008
18th Annual General Meeting	29 April 2008
First Quarter Results for 2008	15 May 2008
Interim Financial Statements for 2008	21 August 2008
Third Quarter Results for 2008	20 November 2008

Information on the Flughafen Wien share	
Share price on 31.12.2006 in €	74.40
Share price on 30.9.2007 in €	72.44
Market cap as of 30.9.2007 in € mill.	1,521.2
Index weighting (ATX) in %	1.79

Ticker symbols	
Reuters	VIEV.VI
Bloomberg	FLUG AV
Datastream	O:FLU
ÖKB-WKN	091180
ÖTOB	FLU
ADR	VIAAY

Stock Exchange Listings

Vienna, Frankfurt (Xetra), London (SEAQ International), New York (ADR)

Shareholders' Letter

Dear Shareholders,



Number of passengers at VIE grows nearly twice as fast as the branch in Europe.

Flughafen Wien AG was not only able to continue – but also accelerate – its growth course during the first nine months of 2007. Vienna International Airport handled roughly 14 million passengers during this period, for an increase of 9.4% over the first nine months of the previous year. With this development we again outpaced the branch in Europe, which grew by 5.5% according to Airport Council International. The number of passengers travelling to the Middle East rose by a strong 16.9%, and we were also able to strengthen our excellent market position in traffic to Eastern Europe with an increase of 22.1% in passenger volume. The low-cost carriers again recorded above-average growth – with a plus of 47.1% in the number of passengers handled during the reporting period, their share of the total passenger volume at Vienna International Airport now equals 17.4%.



Attractive tariff policy strengthens competitive position.

In spite of the moderate tariff reductions that were introduced at the start of 2007 to safeguard our competitive position, the development of traffic was strong throughout the reporting period. The results of this growth are reflected in our key financial indicators: revenue recorded by the Flughafen Wien Group rose by 8.9% to € 377.9 million, EBITDA by 13.0% to € 152.1 million, the EBITDA margin by 1.2 percentage points to 39.1% and EBIT by 15.8% to € 101.6 million. Net profit attributable to shareholders of the parent company increased 13.0% to € 74.5 million.

Our most important project – the Skylink Terminal expansion – is still scheduled to open before the peak travel period in 2009. The Office Park II was completed during the reporting period and transferred to the tenant at the beginning of October – it now serves as the headquarters for the Austrian Airlines Group. The expansion of car park 4 to include an additional 2,250 spaces was started during the summer and is proceeding as planned. In addition, the acquisition of Mazur Parkplatz GmbH during the third quarter of 2007 raised the parking capacity of the Flughafen Wien Group by roughly 5,000 spaces.

The "Visitair Center", a new facility for visitors, was opened in the Office Park I during September. In addition to neighbouring residents, it gives interested visitors – from schoolchildren and student groups to senior citizens, families and clubs as well as airport fans – an opportunity to learn about the airport in a permanent exhibition.

Based on results for the first nine months, we are optimistic concerning the development of business during the remainder of this year. We expect the growth in traffic will exceed our forecasts by a slight margin.

In conclusion, we would like to thank our shareholders and customers for their support. Our special thanks also go out to the employees of the Flughafen Wien Group for their commitment and dedication, which form the basis for our success.



Christian Domany
Member of the
Management Board



Herbert Kaufmann
Member and Speaker of the
Management Board



Gerhard Schmid
Member of the
Management Board

FILE NO. 82-3907

Interim Group Management Report

The development of traffic

The development of air traffic in Europe remained positive throughout the first three quarters of 2007. According to information provided by Airport Council International, the European airports reported an average increase of 5.5% in the number of passengers for this period.



All-round growth: passengers +9.4%, MTOW +6.6%, cargo +1.5%, flight movements +5.6%.

Vienna International Airport handled a total of 14,043,370 passengers during the period from January to September 2007, which represents an increase of 9.4% over the comparable prior year period. The strongest growth in traffic was registered in flights to Eastern Europe at 22.1% and the Middle East at 16.9%. Although signs of saturation have been noted in the low-cost sector and competition has become more intense, these carriers again provided key impulses for growth at Vienna International Airport. The total number of passengers using low-cost carriers increased 47.1% to 2,447,286, which raised their share of the total passenger volume at Vienna International Airport from 13.0% in the first three quarters of 2006 to 17.4% for the reporting period.

Maximum take-off weight (MTOW) totalled 5,451,135 tonnes from January to September 2007, for an increase of 6.6% over the comparable prior year period. The volume of cargo (air cargo and trucking) grew by 1.5% to 198,469 tonnes. Flight movements rose by 5.6% to 189,243 and seat occupancy by 0.8 percentage points to 69.8%.



8.9% plus in revenue – growth in all three segments.

Revenue for the first three quarters of 2007

Revenue rose by 8.9% to € 377.9 million for the first three quarters of 2007. The growth in traffic led to an increase of 9.3% in external revenue recorded by the Airport Segment to € 172.4 million, despite a 1.38% reduction in the landing tariff at the beginning of this year. Revenue in the Handling Segment grew by 2.7% to € 108.9 million, supported by a rise in handling services (+4.8%) and cargo (+1.5%). These positive factors were contrasted by a 15.0% decline in individual services, which resulted from the mild winter and lower demand for de-icing. The average market share of the Handling Segment decreased 0.7 percentage points to 88.9%. The positive development of revenue in the Non-Aviation Segment continued throughout the first three quarters of 2007 with an increase of 16.2% to € 96.5 million, which was related to higher income from security controls, rentals, shops and gastronomy, and parking.

Earnings for the first three quarters of 2007

Other operating income rose by 34.5% to € 11.6 million. This increase resulted primarily from a partial reversal of € 4.1 million to the reserve for currency translation adjustments, which was carried out in connection with the repayment of capital by the Slovakian subsidiary BTS Holding a.s., Bratislava, and had a positive effect on profit recorded by the Flughafen Wien Group for the reporting period. The capitalised services provided by Vienna Airport Infrastruktur Maintenance GmbH for Flughafen Wien AG declined by € 1.0 million.

The use of consumables and services decreased 3.7% to € 24.9 million for the first three quarters of 2007. This development was related chiefly to a reduction in the use of de-icing materials as a result of the mild winter.

Personnel expenses increased 6.4% year-on-year to € 155.3 million. Collective bargaining agreements concluded with Flughafen Wien AG in 2007 require one-time payments totalling € 2.3 million to employees, which have a negative influence on results for the first three quarters of this year but will not create a long-term effect. In addition, the expansion of security services and growth in traffic led to an increase of 6.7% in the workforce to a total of 4,069 employees. This development was accompanied by a decline in expenses for overtime work.



Increase in personnel expenses remains below the growth in revenue.

Other operating expenses rose by 16.0% to € 57.2 million. This net increase comprised a decline in maintenance costs as well as higher expenses for rentals and marketing. Depreciation and amortisation for the reporting period totalled € 50.5 million, which represents an increase of 8.0%.



Sound improvement in EBITDA and EBIT margins.

Earnings before interest, taxes, depreciation and amortisation (EBITDA) increased 13.0% to € 152.1 million. The EBITDA margin improved 1.2 percentage points to 39.1%, supported by the 8.9% growth in revenue. Earnings before interest and taxes (EBIT) rose by 15.8% to € 101.6 million and the EBIT margin increased 1.4 percentage points to 26.1%.



Earnings per share rise 13.1% to € 3.55.

Income from investments accounted for using the equity method rose by € 1.8 million over the comparable period of the previous year to total € 3.5 million for the first three quarters of 2007. The planned expansion of debt financing led to an increase of € 3.5 million in net financing costs to € -5.9 million. Profit before taxes (EBT) improved 14.2% to € 99.6 million, and raised taxes by 8.9% to € 23.1 million. Net profit for the period equalled € 76.4 million, and includes € 1.9 million attributable to minority interests. Profit attributable to the shareholders of the parent company totalled € 74.5 million for the first nine months of 2007, or 13.0% more than in the comparable period of the prior year. Basic earnings per share equalled € 3.55 (first three quarters of 2006: € 3.14) and also represent diluted earnings per share.

Earnings for the third quarter of 2007

Earnings before interest, taxes depreciation and amortisation (EBITDA) rose parallel to the increase in revenue, with a plus of 14.1% to € 57.8 million. Earnings before interest and taxes (EBIT) for the third quarter of 2007 equalled € 40.7 million, which is 18.4% higher than in the comparable prior year period. Financial results declined € 0.5 million to € 1.2 million during this same period. Profit before taxes (EBT) grew 16.3% to € 41.9 million, and led to an increase of 7.0% in tax expense to € 9.3 million. Net profit for the third quarter totalled € 32.6 million. The profit attributable to minority shareholders for the third quarter of 2007 is € 0.4 million, while profit attributable to the shareholders of the parent company rose by 17.7% to € 32.2 million. Basic earnings per share for the second quarter equalled € 1.53 (third quarter of 2006: € 1.30) and also represent diluted earnings per share.

Financial, asset and capital structure

Assets

Non-current assets totalled € 1,322.2 million as of 30 September 2007, which is 8.7% higher than on the balance sheet date in 2006. This growth resulted above all from an increase in tangible and intangible assets. Investments in tangible and intangible assets nearly matched the prior year level at € 119.7 million, and exceeded depreciation and amortisation of € 50.5 million by a substantial amount. Current assets declined 2.5% to € 262.8 million during this same period, primarily due to a decrease in receivables and other assets following the repayment of € 22.6 million in loans by minority shareholders. Trade receivables increased € 9.9 million to € 63.1 million as a result of the growth in revenue.

Equity and liabilities

Equity declined 0.6% from the balance sheet date on 31 December 2006 to € 743.4 million as of 30 September 2007. Net profit of € 76.4 million for the first three quarters of the reporting year was contrasted by a reduction of € 23.0 million in minority interests and the dividend payment of € 46.2 million for 2006. Minority interests include the stakes of co-shareholders in the two Slovakian holding companies BTS Holding a.s., Bratislava, and KSC Holding a.s., Košice. As a result of this development the equity ratio equalled 46.9% as of 30 September 2007 compared with 49.8% as of 31 December 2006.

Increased use of debt to finance capital expenditure.

The 28.7% increase in non-current financial liabilities to € 624.6 million resulted primarily from the conclusion of a long-term loan of € 100.0 million as financing for the capital expenditure programme. Current liabilities declined 16.8% to € 217.0 million, above all due to a decrease in provisions for rebates as well as accruals for goods and services not yet invoiced.

Cash flow statement

At € 88.4 million, cash and cash equivalents fall significantly below the previous year.

Profit before taxes (EBT) rose by 14.2% year-on-year to € 99.6 million. The decline in receivables during the first three quarters of 2007 exceeded the comparable prior year period by € 28.7 million. Depreciation and amortisation were € 1.7 million higher and provisions € 10.9 million lower, which led to an improvement of € 18.1 million or 17.1% in net cash flow from operating activities to € 124.3 million. Investments in current financial assets exceeded the first three quarters of 2006, leading to an increase of € 13.8 million or 7.3% in net cash flow from investing activities to € -202.1 million. Net cash flow from financing activities during the reporting period includes the proceeds from a € 100.0 million long-term loan, the € 46.2 million dividend payment for the 2006 financial year and the above-mentioned payments of € 23.0 million to minority shareholders. Net cash flow from financing activities fell by € 182.0 million or 83.3% to € 36.4 million due to a more moderate increase in borrowings compared with the first three quarters of 2006. Including the change in the revaluation reserve for the disposal of available-for-sale securities and currency translation adjustments, cash and cash equivalents declined by € 104.9 million from the level at 31 December 2006 to € 88.4 million as of 30 September 2007.

Spending

The largest investments carried out during the first nine months of 2007 included the VIE-Skylink Terminal expansion with € 55.9 million, the Office Park II with € 17.4 million, the enlargement of car park 4 with € 7.3 million and the expansion of the railway station at Vienna International Airport with € 5.4 million. The increase in investments accounted for using the equity method was related primarily to the acquisition of a 25.15% stake in Flughafen Friedrichshafen GmbH, Friedrichshafen, for € 7.7 million.

Risks of future development

The major risks and uncertainties associated with the development of business during the last three months of the 2007 financial year are also related to the ability of Vienna International Airport to maintain its position as an east-west hub for air travel – together with the Austrian Airlines Group as Vienna's primary airline customer – as well as the development of new areas of business and the creation of airport capacity to match the development of traffic.

Outlook

The strong development of traffic that was registered during the first nine months of 2007 continued into October with high rates of growth in all traffic segments. In comparison with October 2006, the number of passengers increased 14.1%. Flight movements and maximum take-off weight were 9.5% and 10.6% higher, respectively. As of 29 October 2007 the low-cost carrier easyJet introduced a daily frequency between Vienna and London-Luton.



Steady growth continues during October 2007.

From the current point of view, this positive trend is expected to continue during 2008. Flughafen Wien AG will therefore revise its traffic estimates for 2008 and the following years, and announce adjusted forecasts in January 2008.

The strong growth in traffic above the forecasted levels will require the implementation of expansion projects at an earlier date – above all in the terminals and security functions – as well as additional investments above the previously planned volume. The necessary steps will be evaluated and announced in the coming months.



Opening of VIE-Skylink before the peak travel period in 2009.

The multi-year capital expenditure programme at Vienna International Airport will continue as planned: the most important project is the Skylink Terminal expansion, which is scheduled to open before the peak traffic period in 2009. The tender for the 52 new shops in the terminal will take place in the coming months. The enlargement of car park 4 to add roughly 2,250 additional spaces is proceeding on schedule.

Construction has started on the Airport Logistic Center in the Cargo North area, and will take the form of a building erected on land owned by Flughafen Wien AG. It will provide smaller rental facilities to logistics companies beginning in 2008. The previous World Trade Center, an office building with 18,000 m² of space, will be operated as the Office Park III after renovations are completed. The Office Park II was officially opened during a ceremony on 8 October 2007 and now serves as the new headquarters of the Austrian Airlines Group.

Schwechat, 31 October 2007

Christian Domany
Member of the
Management Board

Herbert Kaufmann
Member and Speaker of the
Management Board

Gerhard Schmid
Member of the
Management Board

Segment Reporting

Amounts in T€	1-9/2007	1-9/2006	Change in %
Airport			
External revenue	172,387.9	157,778.8	9.3
Segment EBIT	71,308.6	61,742.2	15.5
Handling			
External revenue	108,929.4	106,065.5	2.7
Segment EBIT	10,179.3	13,381.9	-23.9
Non-Aviation			
External revenue	96,465.2	83,001.7	16.2
Segment EBIT	32,837.1	28,450.6	15.4



Airport Segment: 9.3% plus in revenue despite tariff reduction.

Airport Segment

The growth in traffic (passengers: +9.4%, flight movements: +5.6%, maximum take-off weight: +6.6%) was also reflected in an increase of 9.3% in external revenue recorded by the Airport Segment to € 172.4 million for the first three quarters of 2007 – in spite of tariff reductions. As of 1 January 2007 the landing and parking tariffs were reduced by 1.38% and the infrastructure fuelling tariff by 2.02%. The passenger tariff remained unchanged in comparison with the first three quarters of 2006. This attractive tariff structure is designed to strengthen the competitive position of Vienna International Airport.

The share of the Austrian Airlines Group in total passenger volume declined from 57.3% to 53.8% during the reporting period. The low-cost carriers increased their share of passenger traffic by 4.4 percentage points to 17.4% based on an increase of 47.1% in the number of passengers handled. External operating expenses rose by 8.7% to € 77.6 million, primarily as a result of an increase in marketing activities and depreciation. This increase was less than the growth in revenue, and consequently led to an improvement of 15.5% in segment EBIT to € 71.3 million. EBITDA recorded by the Airport Segment rose by 12.7% to € 99.5 million.



Handling Segment: higher revenue in spite of sharp decline in aircraft de-icing services.

Handling Segment

The Handling Segment recorded an increase of 2.7% in external revenue to € 108.9 million, despite lower income from de-icing services in the comparable prior year period and the continuation of strong competition. External operating expenses rose by 6.3% to € 94.6 million, primarily as a result of higher depreciation and personnel expenses. As indicated above, the workforce was expanded by 3.6% during the reporting period to keep pace with the growth in traffic. The average market share declined 0.7 percentage points to 88.9%. As a result of these factors, segment EBIT fell by 23.9% to € 10.2 million and EBITDA by 13.9% to € 15.8 million.



Above-average revenue growth in the Non-Aviation Segment.

Non-Aviation Segment

The Non-Aviation Segment reported an increase of 16.2% in external revenue to € 96.5 million. This growth was driven by the steady positive development of parking revenue as well as rental income and fees for security controls. Primary revenue recorded by the shops and gastronomy operations rose by 9.2%. External operating expenses rose by € 7.1 million or 7.8%. This increase was related above all to higher personnel expenses following the expansion of business activities by Vienna International Airport Security Services Ges.m.b.H., a wholly owned subsidiary of Flughafen Wien AG, as well as higher depreciation following the completion of various construction projects during the last quarter of 2006. EBIT recorded by the Non-Aviation Segment increased 15.4% to € 32.8 million and segment EBITDA by 13.4% to € 49.3 million.

FILE NO. 82-3907

Consolidated Interim Financial Statements

Consolidated Income Statement in T€	1–9/2007	1–9/2006	Change in %	7–9/2007	7–9/2006
Revenue	**377,851.6**	**346,975.8**	**8.9**	**137,990.1**	**121,715.4**
Other operating income	11,604.5	8,632.6	34.4	3,329.6	2,227.5
Operating income	**389,456.1**	**355,608.3**	**9.5**	**141,319.6**	**123,943.0**
Consumables and services used	-24,887.0	-25,841.5	-3.7	-8,789.3	-7,356.9
Personnel expenses	-155,262.6	-145,906.6	6.4	-52,140.5	-49,335.5
Other operating expenses	-57,177.1	-49,286.4	16.0	-22,621.3	-16,603.5
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	**152,129.4**	**134,573.7**	**13.0**	**57,768.6**	**50,647.1**
Depreciation and amortisation	-50,543.0	-46,840.9	7.9	-17,055.5	-16,258.3
Earnings before interest and taxes (EBIT)	**101,586.4**	**87,732.9**	**15.8**	**40,713.1**	**34,388.7**
Income from investments, excl. associates at equity	350.0	233.2	50.1	0.0	15.9
Net financing costs	-5,912.1	-2,460.0	140.3	-1,398.5	329.7
Other income from financing activities	52.6	0.0	n.a.	231.0	0.0
Financial results, excl. associates at equity	-5,509.5	-2,226.7	147.4	-1,167.5	345.6
Income from associates at equity	3,482.6	1,675.3	107.9	2,342.3	1,287.1
Financial results	**-2,026.8**	**-551.4**	**267.6**	**1,174.8**	**1,632.7**
Profit before taxes (EBT)	**99,559.6**	**87,181.5**	**14.2**	**41,887.9**	**36,021.4**
Income taxes	-23,113.4	-21,226.6	8.9	-9,288.8	-8,677.5
Net profit for the period	**76,446.2**	**65,954.9**	**15.9**	**32,599.0**	**27,343.9**
thereof attributable to:					
Equity holders of the parent	**74,534.2**	**65,981.8**	**13.0**	**32,179.8**	**27,348.9**
Minority interest	1,912.0	-26.9	n.a.	419.3	-5.0
Earnings per share (in €) basic/diluted	3.55	3.14	13.1	1.53	1.30

Consolidated Balance Sheet in T€	30.9.2007	31.12.2006	Change in %
ASSETS			
Non-current assets			
Intangible assets and goodwill	10,597.2	7,055.3	50.2
Property, plant and equipment	1,201,471.2	1,109,800.1	8.3
Investments in associates – at equity	98,191.5	87,586.9	12.1
Other financial assets	5,138.4	5,101.7	0.7
Receivables	852.4	852.4	0.0
Deferred tax assets	5,953.7	5,512.2	8.0
	1,322,204.3	**1,215,908.8**	**8.7**
Current assets			
Inventories	3,346.8	2,931.3	14.2
Receivables and other assets	67,738.5	83,521.6	-18.9
Cash and cash equivalents	191,703.7	183,042.5	4.7
	262,789.0	**269,495.4**	**-2.5**
ASSETS	**1,584,993.3**	**1,485,404.2**	**6.7**

FILE NO. 82-3907

Consolidated Balance Sheet in T€ (continued)	30.9.2007	31.12.2006	Change in %
EQUITY AND LIABILITIES			
Equity			
Share capital	152,670.0	152,670.0	0.0
Capital reserves	117,657.3	117,657.3	0.0
Other reserves	-4,540.7	-1,425.0	218.7
Retained earnings	459,870.4	431,545.4	6.6
Minority interests	17,709.1	38,748.7	-54.3
	743,366.1	**739,196.4**	**0.6**
Non-current liabilities			
Provisions	119,944.3	117,547.8	2.0
Financial liabilities	468,262.7	359,809.8	30.1
Liabilities	36,372.4	7,519.4	383.7
Deferred tax liabilities	0.0	391.0	-100.0
	624,579.3	**485,267.9**	**28.7**
Current liabilities			
Provisions for taxation	11,439.6	5,522.4	107.2
Other provisions	105,617.6	131,897.0	-19.9
Financial liabilities	1,733.6	4,652.9	-62.7
Trade payables	60,894.7	60,242.7	1.1
Other liabilities	37,362.4	58,624.9	-36.3
	217,047.9	**260,939.8**	**-16.8**
EQUITY AND LIABILITIES	**1,584,993.3**	**1,485,404.2**	**6.7**

Consolidated Cash Flow Statement in T€	1-9/2007	1-9/2006	Change in %
Net cash flow			
from operating activities	124,334.8	106,203.1	17.1
from investing activities	-202,132.0	-188,374.9	7.3
from financing activities	36,382.0	218,392.2	-83.3
Change in cash and cash equivalents	**-41,415.2**	**136,220.4**	**-130.4**
Change in revaluation reserve for securities	235.2	-1,889.8	-112.4
Effect of exchange rate fluctuations on cash held	7.8	739.3	-98.9
Cash and cash equivalents at the beginning of the period	129,545.4	58,231.5	122.5
Cash and cash equivalents at the end of the period	**88,373.1**	**193,301.3**	**-54.3**
thereof current securities	37,280.3	33,157.8	12.4
thereof unrealised gains (+) / losses(-)	-1,892.6	-1,214.6	55.8

Consolidated Statement of Recognised Income and Expense in T€	1-9/2007	1-9/2006
Change in fair value of available for sale securities		
recognised directly in equity	-337.3	-1,739.2
recognised to profit and loss for the current period	0.0	0.0
Changes arising from foreign currency translation		
recognised directly in equity	581.9	739.3
recognised to profit and loss for the current period	-3,453.8	0.0
Deferred taxes on items recognised directly in equity	84.3	434.8
Total income and expense recognised directly in equity	**-3,125.0**	**-565.2**
Net profit for the period	76,446.2	65,954.9
Total recognised income and expense	**73,321.3**	**65,389.7**
thereof attributable to:		
Equity holders of the parent	**71,409.2**	**65,416.7**
Minority interest	1,912.0	-26.9

FILE NO. 82-3907

Consolidated Statement of Changes in Equity in T€	Share capital	Capital reserves	Other reserves	Retained earnings	Minority interests	Total
Balance on 1.1.2006	**152,670.0**	**117,657.3**	**-12,513.6**	**396,017.5**	**0.0**	**653,831.2**
Total recognised income and expenses			-565.2	65,981.8	-26.9	65,389.7
Minority interests					39,602.1	39,602.1
Payment of dividend				-42,000.0		-42,000.0
Balance on 30.9.2006	**152,670.0**	**117,657.3**	**-13,078.7**	**419,999.3**	**39,575.2**	**716,823.1**
Balance on 1.1.2007	**152,670.0**	**117,657.3**	**-1,425.0**	**431,545.4**	**38,748.7**	**739,196.4**
Total recognised income and expenses			-3,125.0	74,534.2	1,912.0	73,321.3
Minority interests					-22,951.6	-22,951.6
Payment of dividend				-46,200.0		-46,200.0
Balance on 30.9.2007	**152,670.0**	**117,657.3**	**-4,549.9**	**459,879.6**	**17,709.1**	**743,366.1**

Segment Results 1–9 2007, in T€	Airport	Handling	Non-Aviation	Group
External segment revenue	172,387.9	108,929.4	96,465.2	377,782.5
Internal segment revenue	21,132.5	17,068.3	45,427.5	
Total segment revenue	**193,520.4**	**125,997.6**	**141,892.7**	
Other external revenue				69.1
Group revenue				**377,851.6**
Segment results	71,308.6	10,179.3	32,837.1	114,325.0
Other (not assignable)				-12,738.5
Group EBIT/operating profit				**101,586.4**

Segment Results 1–9 2006, in T€	Airport	Handling	Non-Aviation	Group
External segment revenue	157,778.8	106,065.5	83,001.7	346,846.0
Internal segment revenue	20,870.4	16,576.3	44,294.7	
Total segment revenue	**178,649.2**	**122,641.8**	**127,296.4**	
Other external revenue				129.8
Group revenue				**346,975.8**
Segment results	61,742.2	13,381.9	28,450.6	103,574.7
Other (not assignable)				-15,841.8
Group EBIT/operating profit				**87,732.9**

Selected Notes

Basis of preparation
The condensed interim financial statements of Flughafen Wien AG as of 30 September 2007 were prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union.



This condensed interim financial report should be read in connection with the consolidated financial statements for 2006.

In agreement with IAS 34 (Interim Financial Reporting), the condensed interim financial statements do not include all information and disclosures that are required for annual financial statements, and should be read in connection with the consolidated financial statements of Flughafen Wien AG as of 31 December 2006.

Significant accounting policies
The preparation of these interim financial statements was based on the same accounting and valuation policies as well as the same calculation methods used in preparing the annual financial statements for 2006. Additional information on the accounting and valuation methods is provided in the consolidated financial statements as of 31 December 2006, which form the basis for these interim financial statements. The use of automatic data processing equipment may lead to rounding differences in the addition of rounded amounts and percentage rates.

Seasonality of the airport business
Revenues and earnings recorded by Flughafen Wien AG for the first and fourth quarters of the calendar year are lower than the second and third quarters due to the seasonality of the aviation branch. These higher results are a consequence of the increase in the number of passengers during the vacation season in Europe.

Consolidation range
In addition to Flughafen Wien AG, the consolidated interim financial statements include eleven domestic (31 December 2006: eight) and three foreign (31 December 2006: three) subsidiaries in which Flughafen Wien AG directly or indirectly exercises the majority of voting rights. Furthermore, three domestic companies (31 December 2006: three) and five foreign companies (31 December 2006: four) are included using the equity method.

As of 4 April 2007 the Flughafen Wien Group acquired 100% of the shares in Corvin WTC Airport Business Center Vermietungs GmbH (now: VIE WTC Betriebs GmbH, Schwechat), Vienna, for a purchase price of T€ 27,104.4. The purchase price was paid in cash. The acquired company owns and operates the World Trade Center office building at Vienna International Airport in Schwechat. The consolidated earnings of this subsidiary for the first six months following the acquisition totalled T€ 1,079.6. If the acquisition had been carried out as of 1 January 2007, estimated consolidated revenue would have equalled T€ 3,014.9 and estimated consolidated profit would have equalled T€ 4,731.6 for the nine months ending 30 September 2007 (including extraordinary results of T€ 3,610.1).



Parking capacity expanded with the acquisition of Mazur Parkplatz GmbH.

As of 1 August 2007 the Flughafen Wien Group acquired 100% of the shares in Mazur Parkplatz GmbH, Schwechat, through its subsidiary VIE Liegenschaftsbeteiligungsgesellschaft m.b.H. for a purchase price of T€ 4,380.0. The purchase price was paid in cash. This acquisition increased the parking capacity of the Flughafen Wien Group by roughly 5,000 spaces. The consolidated earnings of this subsidiary for the first two months following the acquisition totalled T€ 113.5. If this business combination had been carried out as of 1 January 2007, the estimated contribution to consolidated revenue would have equalled T€ 1,050.0 and the estimated contribution to consolidated profit would have equalled T€ 405.0 for the nine months ending 30 September 2007.

The acquisition of VIE WTC Betriebs GmbH and Mazur Parkplatz GmbH had the following effect on the asset and financial position on the date of acquisition:

Amounts in T€	Values recognised on acquisition	Adjustment to fair value	Carrying value before acquisition
Intangible assets	14.3	0.0	14.3
Property, plant and equipment	27,635.8	5,591.1	22,044.8
Other financial assets	3.8	0.0	3.8
Inventories	2.7	0.0	2.7
Receivables and other assets	212.6	0.0	212.6
Deferred tax assets	2,136.2	0.0	2,136.2
Cash and cash equivalents	631.4	0.0	631.4
Financial liabilities	-0.4	0.0	-0.4
Provisions	-147.9	0.0	-147.9
Liabilities	-2,040.6	0.0	-2,040.6
Deferred tax liabilities	-1,397.8	-1,397.8	0.0
Acquired net assets	**27,050.2**	**4,193.3**	**22,856.9**
Goodwill	4,434.2		
Purchase price paid in cash	**31,484.4**		

Goodwill recognised during the allocation of the purchase price is related primarily to the expected long-term development potential of the World Trade Center at Vienna International Airport in Schwechat.

A stake of 25.15% was acquired in Flughafen Friedrichshafen GmbH, Friedrichshafen, as of 25 May 2007 in connection with a capital increase. This company operates the airport in Friedrichshafen. The purchase price, including capitalised transaction costs, totalled T€ 7,661.4 and is included under investments consolidated using the equity method. The carrying amount of this investment includes T€ 4,687.2 of goodwill, which primarily represents the two-digit growth recorded by Friedrichshafen Airport.

Other information

Flughafen Wien AG made a dividend payment of T€ 46,200.0 for the 2006 financial year in May 2007.

There have been no material changes in guarantees or other financial obligations since the last balance sheet date.

The circle of related companies and persons has remained largely unchanged since the last annual financial statements. As in the comparable prior year period, no material transactions were conducted with related companies or persons during the first three quarters of 2007.

Events after the end of the interim reporting period that are of material importance for recognition and measurement as of 30 September 2007, such as outstanding legal proceedings or claims for damages as well as other obligations and impending losses which must be recognised or disclosed in accordance with IAS 10, are included in these interim financial statements or are not known.

The condensed consolidated interim financial statements and interim group management report were not audited or reviewed by a certified public accountant.

Statement by the Management Board

According to the best of our knowledge and belief, these condensed consolidated interim financial statements as of 30 September 2007, which were prepared in accordance with the International Financial Reporting Standards (IFRS) for interim reporting ("IAS 34 – Interim Financial Reporting"), as adopted by the EU, provide a true and fair view of the combined asset, financial and earnings position of all companies included in the consolidation. According to the best of our knowledge and belief, the attached interim group management report also provides a true and fair view of the asset, financial and earnings position of the Group as well as information on the development of business and the effects of existing and future risks on the business activities of the Group.

Schwechat, 31 October 2007



Christian Domany
Member of the
Management Board



Herbert Kaufmann
Member and Speaker of the
Management Board



Gerhard Schmid
Member of the
Management Board

FILE NO. 82-3907

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Published by: Flughafen Wien AG, Communications · P.O. Box 1. A-1300 Wien-Flughafen · Tel.: +43-1-7007-23333, Fax: +43-1-7007-23805 · Investor Relations: Robert Dusek, Tel.: +43-1-7007-23126, Fax: +43-1-7007-23058, e-mail: investor-relations@viennaairport.com · http://www.viennaairport.com · Data Reg. Nr.: 008613 · Corporate Reg. Nr.: FN 42984 m · Court of Registry: Provincial Court in Korneuburg · Printed by: Holzhausen Druck+Medien



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